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Tuck-N Red's Spirits & Wine

Micro Distillery & Winery

305 N Walnut St
Yellow Springs, OH 45837
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Tuck-N Red's Spirits & Wine is seeking investment to help us Launch our Micro Distillery-Winery.
Operating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $10,000 invested.
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INVESTOR PERKS

Tuck-N Red's Spirits & Wine is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Swag Grab Invest $500 or more to qualify. 50 of 50 remaining

Investors at this level would receive a merchandise package including: Tasting Room tickets, "Support Ur Local Moonshiner" Hoodie and T shirt, As well as a souvenir wine glass and growler and Shot Glass.

Wine Club Membership Invest $750 or more to qualify. 10 of 10 remaining

Investors at this level will receive a Free Annual membership to our Mountain Wine Club, receiving 24 bottles of your choice. Ordered online and shipped Via mail Order. You will also receive Tasting Room tickets.

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THE TEAM: TUCK, RED, AND MICKEE

Meet our crew. Tuck and Red, long time friends, spent many hours hanging out and making drinks for themselves. Deciding they had a knack for making spirits and wine, they decided to start their own distillery. Having become good friends with a co-worker, Mickee, all three buckled down to make their dream a reality.

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OUR MISSION

Founded by longtime makers (and drinkers) of traditional American spirits and wine, Tuck-N Red's strives to deliver a piece of unsung

American Heritage to a broader audience one Jar at a Time.

Our products will include shine, spirits, and mountain wine, all produced in small batches with respect for traditional methods
We will employ a multi-channel distribution strategy, including on-premise at our tasting room, distribution, and D2C via our online Wine Club
Our location, in Yellow Springs, is near large population centers, only a short drive from Springfield and Dayton
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Our Copper Still is both beautiful and functional. While more expensive than other materials, copper stills are the highest quality, as copper reacts with impurities, removing them from the contents of the still

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OUR PRODUCTS

Tuck N Red's will blend of old and new. Customers will be able to taste the spirits that were made and enjoyed by the earliest American settlers, as well as new spirits more suited to the modern palate

Shine: 120 proof Corn Likker, 150 proof High Octane, 80 proof Flavored Shine
Spirits: 90 proof Honey Shine Barrel Aged, 85 proof Multi-Grain Whiskey Barrel Aged, 90 proof Bootstrap Rum Barrel Aged, 90 proof Sweet Potato Vodka, 90 proof White Rum
Mountain Wine: 14-19% A.B.V Blueberry, Blackberry, Strawberry, and Dandelion/Rose Petal
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LOCATION

At Tuck-N-Red's, we believe that the best way to enjoy anything is with an appreciation for how it's made. Our location in a former industrial building in Yellow Springs helps us stay true to that.

Secured a lease for a 3900 sq. ft space in the Historic Millworks Center of Yellow Springs.
Space will allow for a tasting room and distillery in the same location
Beyond just enjoying our products, customers will be able to learn how its made, as well as about the history of moonshining in America
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PRESS
Tuck-N-Red's craft distillery coming to Yellow Springs

New distillery and winery in the works in Yellow Springs

A distillery and winery named 'Tuck-N-Red's' is in the works in Yellow Springs

Village planning commission — New distillery at Millworks • The Yellow Springs News

At its June 9 virtual meeting, the YS Planning Commission unanimously voted to approve a conditional use permit for a new distillery to be located at Millworks. The distillery, Tuck-N-Reds Spirits & Wine, will be located in currently vacant space next to Yellow Springs Brewery; it will also use the site of the former S&G Distillery as its office space.

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THE TEAM
John Mick
Distillation Manager

Met these two hillbillies a few years back and realized we share a lot of common core beliefs. Love of country and family, being good role models to our children and working hard to achieve all that life has to offer. So I was approached with the opportunity to go into business with Tuck and Red to make liquor. Well folks my interests consists of music, art and science. So I'm no Popcorn Sutten when it comes to making liquor but I do bring to the table that love of music, science and art to help balance out our creations for a truly unique experience!

Tucker Thompson
Master Distiller

Tucker Thompson master distiller and mixologist was born and raised in Ohio. He is married to Crystal with three beautiful children Aaliyah, Mia, and Tucker Jr. He and Red (Charlie) intertwined their families and 100 year old recipes with dreams of creating an everlasting Empire Center around family and tradition.

Charlie Harrell
C.E.O.

Charlie M Harrell a country boy, Born and raise in OHIO. Has spent the last 20 years in the Forklift Welding Industry learning how I didn't want to run a business. Together with his brothers decided to step out on the "Limb" and take their Passion and Libation expertise to the next level. Together we created Tuck-N-Red's to bring our craft for spirits and wines from the woods to the Mainstreet.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Finishing Goods $1,500
Bottles $5,250
White Oak Barrels $3,250
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,251,169	$1,626,520	$1,951,824	$2,147,006	$2,361,707
Cost of Goods Sold	$174,007	$226,209	$271,450	$298,594	$328,453
Gross Profit	$1,077,162	$1,400,311	$1,680,374	$1,848,412	$2,033,254

EXPENSES

Rent	$22,800	$23,370	$23,954	$24,552	$25,165
Utilities	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$24,912	$32,385	$38,862	$42,748	$47,022
Insurance	$4,800	$4,920	$5,043	$5,169	$5,298
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$3,000	$3,075	$3,151	$3,229	$3,309
Travel	$1,200	$1,230	$1,260	$1,291	$1,323
Supplies	$2,400	$2,460	$2,521	$2,584	$2,648
Advertising	$3,600	$3,690	$3,782	$3,876	$3,972
Liquor Taxes	$19,428	$25,256	$30,307	$33,337	$36,670
Operating Profit	$986,622	$1,295,315	$1,562,670	$1,722,582	$1,898,578

This information is provided by Tuck-N-Red's Spirits & Wine. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Lean Plan.docx
Tuck N Red Proforma 11-1-20.xlsx
Investment Round Status

$10,000

TARGET

$60,000

MAXIMUM

This investment round closes on February 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Tuck N Reds, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.5×

Business's Revenue Share 0.1%-0.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition
No operating history

Tuck-N-Red's was established in September, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Tuck-N-Red's's fundraising. However, Tuck-N-Red's may require additional funds from alternate sources at a later date.

Risk Factors
COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Changes in Economic Conditions Could Hurt Tuck-N-Red's

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tuck-N-Red's financial performance or ability to continue to operate. In the event Tuck-N-Red's ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Services

Tuck-N-Red's operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tuck-N-Red's competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tuck-N-Red's's core business or the inability to compete successfully against the with other competitors could negatively affect Tuck-N-Red's's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tuck-N-Red's's management or vote on and/or influence any managerial decisions regarding Tuck-N-Red's. Furthermore, if the founders or other key personnel of Tuck-N-Red's were to leave Tuck-N-Red's or become unable to work, Tuck-N-Red's (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tuck-N-Red's and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tuck-N-Red's is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tuck-N-Red's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tuck-N-Red's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Lack of Ongoing Information

Tuck-N-Red's will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tuck-N-Red's is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tuck-N-Red's will carry some insurance, Tuck-N-Red's may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tuck-N-Red's could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tuck-N-Red's's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tuck-N-Red's is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tuck-N-Red's fails to generate enough revenue, you could lose some or all of your money.

Subordination

The Notes shall be subordinated to all indebtedness of Tuck-N-Red's to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tuck-N-Red's, and the revenue of Tuck-N-Red's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

This information is provided by Tuck-N-Red's Spirits & Wine. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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